Rule 12g3-2(b) File No. 82-34680.

Sumitomo Corporation

November 5, 2008

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the "SC NEWS (Autumn 2008 edition) [English translation]."

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3539, fax: +81-3-5166-6215, e-mail: katsuharu.otake@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Katsuharu Otake
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation

No. 168 Autumn 2008


Sumitomo
Corporation

SPECIAL FEATURE

Financial Service Division

Integrated Corporate Strength

Susumu Kato, President and CEO

President and CEO Susumu Kato took the helm at Sumitomo Corporation in June 2007. This is the second installment in a four-part series in which President Kato shares his reflections on his first year in office and his ambitions for the Sumitomo Corporation Group in the months and years to come.

Would you share your thoughts about the "integrated corporate strength" of the Sumitomo Corporation Group?

Our SC Group has a solid business foundation, consisting of such elements as trust, our global network, global relations, and intellectual assets. We also have a variety of advanced functional capabilities, including information technology, logistics technology, financial technology, and the powers to manage risks, to create new businesses, and to gather and analyze information. By integrating all these elements strategically and organically, we can meet the needs of customers, and we can also create new value, staying a step ahead of the changes in the world around us. This is our integrated corporate strength.


Susumu Kato

How does this benefit our business partners?

To give one simple example, if a company that is thinking about setting up a production plant overseas comes to us, we can serve as a one-stop support station for everything involved in the process: We can help them to find and develop a plant site in an unfamiliar area, to build the plant, to deal with the necessary official paperwork, and to hire workers. And once the plant is up and running, we can help them with the logistics of importing and exporting parts and final products. We have developed this into a full-fledged "industrial park business model," and we are pursuing it in multiple locations overseas.

In what ways is the SC Group working to leverage this integrated corporate strength?

In order to meet the many diverse needs of customers, we must offer advanced services backed up by broad knowledge, experience, and practical know-how. The ability to generate added value in this way is our integrated corporate strength.

By making good use of the SC Group's network, we can cooperate with numerous counterparts and bring forth great value. Also, through our laterally structured operations, which span the lines between our product-focused business units, and through close cooperation both between regional organizations and product business units and among the regional organizations, we are able to create new businesses. This is the leveraging of our integrated corporate strength, and it is our core competence.

The crucial point is for us to be personally conscious of this integrated corporate strength and to adopt a posture of using it actively. Through our everyday efforts, we must strive without cease to polish this strength, offer higher-value-added services, and generate new value.

On what points are you focusing as president in order to leverage the group's integrated corporate strength?

An essential element is good teamwork based on heartfelt communication. I myself am working at direct communication with SC Group officers and employees. I have been holding "speak with the president" meetings about 50 times a year, allowing me to talk directly with about 1,000 employees. One element is of course for me to explain to them about our management policies, but the sessions are especially valuable in providing opportunities for two-way communication, letting me listen directly to what employees want to say about their thoughts and about developments on the front lines. Making good use of top management is a shortcut to the leveraging of integrated corporate strength, but that is only possible if the workplace is open to this sort of free communication. I will do everything in my power to preserve and develop this splendid corporate culture. This, I believe, is my prime task as president. SC



A Quarterly Newsletter of Sumitomo Corporation
No. 168 Autumn 2008

CONTENTS

On the cover: An employee faces an array of monitors in the trading room of the Commodity Business Department, Financial Service Division *(see pp. 4–6)**.*

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku, Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

A Distinctive Organization with a Diverse Team of Expert Employees

The Financial Service Division was established in April 2000 with the aim of further expanding and developing the financial business of Sumitomo Corporation. Our goal is to utilize the value of our financial expertise and the extensive business network the company has built over the course of many years as a *sogo shosha* (integrated trading company) in the most productive and efficient manner. In addition to working toward the development of the business that it handles directly, the division has been contributing to the corporate strength of the SC Group by providing financial services for other business units and group companies. General Manager Bob Takai offers an overview of the division's activities and plans for the future.



Sumisho ElecTrade dealing room

The Financial Service Division can probably be best summed up as "the most distinctive division in Sumitomo Corporation." There are four reasons for this.

First of all, the division wears two hats, so to speak. It functions as a business division undertaking a variety of finance-related businesses on its own, and at the same time it plays an equally important role of providing financial services for other business units and companies in the SC Group.

Second, the division brings together personnel with a broad range of career experiences and skills. Our highly diverse staff includes people from management-support operations, such as treasury, investment, accounting, and credit control, as well as people from business operations including such fields as precious metals, nonferrous metals, light metals, iron and steel, mineral resources, agricultural products, and machinery and electric systems. Because it is a relatively young division, having been established in 2000, everybody at the management level has experience in other parts of the company.

Third, our division includes many employees hired from outside the company. Fully one-fifth of our team consists of mid-career hires. These people also come from a variety of fields, including other trading companies, banks, securities companies, government agencies, commodity firms, and investment funds. The presence of this mix of human resources has promoted the growth of a more open corporate culture in our division.

The final distinctive feature is the young age of many of our employees. Youth is a valuable asset particularly in the world of finance, where the pace of change is extremely fast. This, when coupled with the sage counsel of our older experienced staff, combines to provide a well-balanced view to risk and reward in our business.

Next let me introduce our division's specific activities.

Market Finance and Commercial Finance Businesses

The activities of the Financial Service Division fall into two broad areas: market finance and commercial finance. Market finance includes the Commodity Business and Asset Management departments; commercial finance includes the Financial Business, Investment Development, and Leasing Business departments.

The **Commodity Business Department** is a major participant in the field of internationally traded commodities, including precious and nonferrous metals, oil, and natural gas. The department's core operations are centered in Tokyo; however, its dealing activities extend across the globe, with additional trading offices in Singapore, London, New York, and Houston. The department also structures derivative hedging programs for clients concerned with price fluctuations and supply disruptions. In addition, the Commodity Business Department is responsible for Sumisho Material Corporation, which occupies an important role in the Japanese precious metals marketplace as the country's largest trader and supplier of physical metals.

Our **Asset Management Department** was established in April 2007 with the aim of achieving synergies between our commodity trading expertise and our investment advisory operations. Its activities include management of the company's own investment funds, the creation and sale of investment



Bob Takai, Executive Officer
General Manager, Financial Service Division

products, the development of our securities business, and emissions trading. The department manages the company's own funds by utilizing a cross-market approach, investing in equities, fixed-income securities, currencies, and commodities. Additionally the department provides alternative investment products including a commodity index fund and a Japanese equity hedge fund through our subsidiary, Sumisho Capital Management Singapore.

Turning to our commercial finance operations, the **Financial Business Department** provides financing using receivables, inventory, and other movable assets as collateral, mainly through Gallia Plus Co., a company we invested in last year. Demand for asset-based lending to small and medium-sized enterprises is on the rise, and we intend to develop this financial services niche, taking advantage of our strength as an integrated trading company with experience handling movable assets.

The **Investment Development Department** brings together a team of professionals with expertise in private equities, buy-outs, and venture investment utilizing the company's own funds in its activities. The objective of the department is to target businesses for investment regardless of industry or region. The department also contributes to SC's integrated corporate strength through investments conducted jointly with other business units both inside and outside of Japan. Sumitomo Corporation Equity Asia, a corporate venture capital firm based in Hong Kong, is providing equity capital to start-up companies in China and other Asian countries. Through these activities the department pursues synergies within Sumitomo's business operations and profits from initial public offerings (IPOs) and trade sales.

In April this year we set up the **Leasing Business Department** through a transfer of operations from the Ship, Aerospace & Transportation Systems Division. With a fleet of close to 60 aircraft, including SC-owned and investor-owned assets, the department is providing operating leases to airlines around the world from its bases in Tokyo, Amsterdam, and New York. It also manages Sumitomo Mitsui Finance & Leasing Co., which was established in October 2007 through the merger of Sumisho Lease and SMBC Leasing. We are supporting the growth of this new SC Group company, which aims to become the leader in its field.

In addition to these five departments, the **M&A Promotion Support Team** operates as a separate unit reporting directly to the division general manager. Launched in 2005, this mergers and acquisition team supports moves by business units throughout the company into new fields, regions, and technologies, as well as the expansion of investment in core businesses. With the ability to draw on a staff of experts in fields including investment, treasury operations, and accounting, it tracks the M&A needs of business units, conducts the receipt and screening of external offers, appraises potential transactions, and provides support for negotiations free of charge.

Dealing Head-on with Markets

As described above, the activities of the Financial Service Division encompass a broad range of finance-related businesses, including market operations, fund management, lending, investment, and leasing; it is fair to say that our division is the only one within SC that deals head-on with financial markets. Other product-centered business units have their products and their customers; in our division the products are financial and the counterparts are the world's financial, commodity, and M&A market participants. Through day-to-day contacts with these markets, we learn the direction of macroeconomic currents and gather information and material that can be turned into business opportunities; we use this input to do risk-taking on our own account, and share it with other business units as SC's in-house financial service provider.

The world of finance is one that features some aspects of a members-only club. There is a tendency for key information and people to move around just within the "club" of insiders. Unless our people are part of this club, we are liable to be left out of the flow of information. Our division is striving to serve as the connection between Sumitomo Corporation and this financial insiders' club.

All of our people are financial professionals, and while each of them has a distinctive set of talents and areas of strength, we do not focus on individual play. On the contrary, "One for all, all for one" is our division's motto, and though we value individual talents, we place even greater emphasis on the ability to play as a team member. The most important element of the organizational culture that permeates the division is the spirit of sharing: "My information is everybody's information, and my network is everybody's network."

Focusing on the "Clean-Up Trio"

Our business strategy for the foreseeable future is analogous to the clean-up hitters in baseball; our "clean-up trio" is as follows.

First is our crucial fourth batter, the commodities business. Commodities have been the growth driver supporting our profits ever since the Financial Service Division was established. This business, in which our company is a leader, is definitely our mainstay. Our third batter is the leasing business. This new player, which came to us from another team through a trade just this season, is a candidate for the fourth-batter spot in the future. Our fifth batter is the investment and lending business. Though its profits do not yet compare with those of the third and fourth batters, this player contributes greatly to the diversification of the division's portfolio by unearthing high-growth investment opportunities on a cross-industry basis and creating distinctive business models such as asset-based lending.

Let me add a bit about the business strategy for our new third batter, the Leasing Business Department. Since April this department has been in charge of Sumitomo Mitsui Finance & Leasing Co., which is the leading company in the leasing industry in Japan. We intend to push for dramatic growth in this field, with aircraft leasing as the catalyst for growth. Specifically, we intend to build up our fleet of 60 aircraft to 100, and build our business in the areas of finance and non-aircraft leasing on the innovative platform of this strategic partnership. We have already taken in several employees on loan from SMFL, and we have set up the Leasing Business Department as an organization specializing in collaborative leasing business on a cross-divisional, company-wide basis. We are urging people in other divisions to share any ideas they have about good candidates for the collaborative leasing platform of this new department.

Tackling Challenges with Our Eyes on the Future

Our next priorities are Sumisho ElecTrade and SCM Securities Co.

Sumisho ElecTrade is Japan's first full-fledged proprietary trading firm, or "prop firm." A prop firm is an investment company that uses its own funds to invest in electronic markets; there are said to be more than 100 of them already in existence in the United States. Sumisho ElecTrade was established about two years ago, following my first visit to a prop firm in Chicago, where I saw fully automated algorithmic trading being conducted at a feverish pace by computer; this 2006 visit left me certain that this sort of trading would eventually come to Japan. We have teamed up with experts in the United States, programmed a number of trading routines, and started experimental operations.

SCM Securities Co. was established in June 2007 on the occasion of the implementation of Japan's new Financial Instruments and Exchange Law. In August this year it absorbed our existing financial advisory business, and in the future, in addition to selling its own products, will make full use of its securities-related capabilities for our other businesses.

Another undertaking that merits attention is Ant Corporate Advisory, a firm established with equity funds from a group of professional investors as a spin-off from the investment company Nikko Antfactory. Our Investment Development Department has for several years been working at developing domestic and international investment opportunities together with investment funds. In 2005 we set up an auto business renovation fund together with Nikko Antfactory, and in 2007 we jointly set up an acquisition fund specializing in media content. The Investment Development Department is accelerating its activities in this area, and with our investment in Ant Corporate Advisory we are aiming to set up a business renovation fund specializing in a number of other industries. We have already set up such a fund for the book distribution business, and we intend to create similar funds with specific targets; ultimately we hope to expand the amount of assets under management in this undertaking to ¥50 billion.

Sumitomo Corporation, the Financial Company

For a trading company in the twenty-first century, finance is an essential component of business. The fundamental model of the *sogo shosha* involves turning risks into profits, so the ability to manage risks is crucial. The risks in question include market, credit, and investment risks, but the know-how involved in managing them is financial.

Another key area for the trading company in the twenty-first century is dialogue with the marketplace. The Financial Service Division, which deals head-on with markets every day and directly senses the way economic currents are flowing, will surely have an increasingly important role to play as a directional guide for the company as a whole.

Our ambition is to have Sumitomo Corporation become a true "financial company" and to have our division serve as one of the main pillars of the company's profits. You can look forward to our future efforts. SC

Working with Academia to Predict Consumer Behavior

Sumitomo Corporation's Media, Network & Lifestyle Retail Business Unit, whose activities range from the field of information technology to the consumer businesses of media and retailing, is pioneering the development of unique new areas and techniques of business.

In order to provide customers with the services they want, when they want, in this age of diversifying individual lifestyles, it is crucial to compile, analyze, and use data in real time, as well as using conventional empirical methods. Large-scale data analysis has been used for some time in the consumer business for marketing purposes. But while traditional methods of analysis may be up to the task of understanding superficial information, they fall short when it comes to analyzing background factors, such as the motivations behind the behavior of individual consumers. Sumitomo Corporation has therefore begun work on developing techniques that will bring such factors within the scope of analysis and make it possible to predict consumers' future behavior.

The first concrete projects to come out of this involve the cable television and multiplex cinema businesses. The purpose of these businesses is to provide personal entertainment services, such as TV programs and films, and because of the wide-ranging nature of customers' tastes and lifestyles, together with rapid changes in the business environment engendered by the spread and development of new media in recent years, such as the Internet, mobile phones, and digital broadcasting, providers in these fields are crying out for better predictive techniques.

Development of such techniques is being pursued through joint research by Sumitomo Corporation and RACE (Research into Artifacts, Center for Engineering) at the University of Tokyo. Sumitomo and RACE have already been cooperating for some time in research activities (see *SC News*, Winter 2007/2008, p. 15).



Research team at RACE, University of Tokyo

J:COM



J:COM — the largest cable TV operator in Japan

Examining Data on TV Viewing and Moviegoing

Cable TV provider Jupiter Telecommunications Co., Ltd. (J:COM), in which Sumitomo is the principal shareholder, is working with Sumitomo and RACE on computerized modeling of TV viewership. Analyzing the viewing data from 2,000 households acting as monitors to track viewing figures, J:COM aims to simulate individuals' viewing behavior by computer in order to predict program viewing and thereby deliver more attractive programs and channels.

In another three-way undertaking, Sumitomo subsidiary United Cinemas Co., Ltd., which operates 20 multiplex cinemas equipped with a total of 209 screens all around Japan, has joined with Sumitomo and RACE to examine data concerning moviegoers and films shown, using this information to analyze customer lifestyles. Through this endeavor it is seeking to optimize its screening schedules, further improve its CLUB-SPICE loyalty scheme, and develop commercial applications for new marketing techniques.

UNITED CINEMAS



United Cinemas' new multiplex in Kasukabe

Future Applications

The chances are high that the fruits of this research will find applications in other markets, too, and Sumitomo aims to pioneer their application in a wide range of fields in order to provide greater satisfaction for customers. (Note that the research described in this article uses no personally identifiable information.)

Environment Business Department: Aiming for Steady Profits While Doing Socially Significant Business

The Environment Business Department was established in April 2006, bringing environment-related business operations of the Infrastructure Business Unit under a single roof. How has this department been tapping the company's strengths as an integrated trading company to develop this field of business, now in the global spotlight? We asked General Manager Masayuki Nitta to tell us about his department's activities and potential.

SCN: Please tell us about the creation and composition of your department and about your current business undertakings.

Nitta: The Environment Business Department was established in April 2006 as part of the Telecommunication, Environment & Industrial Infrastructure Business Division. The aim was to consolidate all the environment-related businesses of the Infrastructure Business Unit within a single department. The department currently has 21 employees and consists of three teams: the Renewable Energy Project Team, the Renewable Energy Investment Team, and the Renewable Energy & Recycling Business Team.


Masayuki Nitta, General Manager, Environment Business Department

The Renewable Energy Project Team has been involved in the field of solar power generation since its early days. For over seven years it has been exporting solar power generation modules to Germany and other European countries under an original-equipment-manufacturer arrangement with Sharp, and the volume of these transactions has exceeded ¥150 billion. Sumitomo has by far the strongest position among Japan's *sogo shosha* (integrated trading companies) in this field, and it is a leading player in the solar power generation industry as a whole.

The Renewable Energy Investment Team is involved mainly in developing power generation businesses using renewable energy. Its track record includes development of a wind power generation project in China's Inner Mongolia region and a photovoltaic (solar) power generation project in Spain's Canary Islands, and it is now actively working on similar undertakings around the world, including projects in Asia, Europe, North America, and the Middle East.


Site of planned wind power generation project in Inner Mongolia, China

The Renewable Energy & Recycling Business Team is tackling new eco-friendly recycling business opportunities across a broad range. It set up the recently announced business for collection and recycling of used beverage containers through a joint venture with Norway's Tomra Systems ASA. The team has also undertaken a business for reuse of bamboo biomass, sales of biomass boilers, as well as the export of Japan's advanced waste-processing technologies and the study of projects using this technology in other countries. In addition, the team has lent two employees to the GHG (greenhouse gas) Reduction Projects Task Force set up in the Corporate Planning & Coordination Department, which is working to expand Sumitomo's involvement in the emissions trading business.

SCN: What are the special features of the department, and what sort of atmosphere does it have?

Nitta: Our department is still young, and our staff is made up of people with a variety of different backgrounds. This makes it possible for everybody, including me, to actively pursue new opportunities in environmental fields every day without limiting ourselves to particular markets or even to the infrastructure business, keeping our minds open to all sorts of ideas. The specific projects that employees are working on cover a wide range, and new technologies and new business schemes are constantly emerging, so we make a special effort to exchange information frequently and make it possible for everybody in the department to share the latest information. But since our employees are constantly traveling within Japan and overseas to develop new businesses, it is extremely rare for everybody to be in the office at the same time, and so it can be hard to schedule face-to-face meetings for the entire staff.

SCN: What are the hard parts and the interesting parts of environment-related business activities?

Nitta: The level of interest and expectations directed toward the field of the environment and energy conservation has been growing higher and higher recently with the surge in prices of fossil fuels and other resources and with the growing awareness of environmental issues. In May this year, when we issued a press release about the launch of a major photovoltaic power generation project in the



Reverse vending machine for recycling of plastic beverage bottles

Canary Islands, Spain, we drew a tremendous response from both inside and outside the company. This served as a reminder of the strength of interest in this area of business.

Given this sort of response and the high topicality of this field on a global level, some people probably think that it is easy to find profitable business opportunities. The actual situation, though, is rather different. When we coolly assess the prospects for environmental and energy-saving projects in terms of their viability as businesses, the outlook at this stage tends to be quite harsh. For example, power generation using renewable energy sources, such as solar and wind power, still costs many times more than generation using traditional gas- or coal-fired plants in terms of the initial investments required. We are following a business model in which the viability of projects depends on subsidies and other incentives provided under government programs. This means that we must constantly keep in mind the risk that the relevant government programs may be modified.

We face a similar sort of hurdle in connection with waste disposal and recycling. Introducing advanced processing methods, recycling programs, and biomass initiatives generally means accepting higher costs than before—or paying for the handling of wastes that have previously been handled free of charge. It is a struggle for us to come up with ways of making the new approaches financially attractive. In other words, though new technologies in the areas of the environment and energy conservation may be very appealing, we do not know at the outset whether they can be made commercially viable. So we need to think carefully before committing ourselves to new projects.

That said, with the growing consciousness of the global issue of climate change and the constant stream of new information on the front lines of the environmental business scene, we are seeing a steady change in thinking on the social level, inside business enterprises, and among consumers. This offers great potential in terms of turning business opportunities into successful projects. For example, even though the market for photovoltaic modules is now tight because of the shortage of polysilicon and the emergence of a global boom in photovoltaic power projects, we have set a challenging goal for ourselves and stepped up the pace of our development activities in this area, and we are on track to realization of multiple projects this year and next. We are also aggressively pursuing new opportunities in the area of recycling. We are already involved in the recycling of used beverage containers, and we are now considering global-scale recycling activities involving such materials as bamboo, sludge, and oily wastes.

SCN: What are your ideas about the future prospects for this field and goals for your department?

Nitta: The essence of a *sogo shosha*'s business is the generation of new opportunities for profits through appropriate risk taking based on extensive knowledge and careful consideration. So turning potential businesses into fruitful undertakings is the way for us to show our own ability. Our business line at present consists almost entirely of undertakings that are small in scale, but we are pursuing the development of new businesses on a daily basis full of optimism that the various seeds we are now nurturing will in the near future bring considerable benefits in the form of profits that are steady, substantial, and grounded in socially meaningful activities.

In the period to come, there is no doubt that the importance of business in the field of the environment and energy conservation will grow, along with the importance of contributing to society through eco-friendly activities. As members of a department whose name starts with "environment," each of us is fully conscious of our responsibilities in this connection, and we will continue to work at self-improvement as members of the Sumitomo Corporation Group and as members of society, aiming to make our department worthy of its name. You can look forward to great future achievements from the Environment Business Department.



Solar power generation plant in the Canary Islands, Spain

Topics

President Kato Visits Korea, Meets Eight Counterparts

From May 19 to 21, President and CEO Susumu Kato traveled to South Korea. It was a short trip, effectively a stay of just a day and a half, but President Kato conducted an energetic round of meetings with chief executives at eight important business counterpart companies, including President Nam Joong-soo of KT (formerly Korea Telecom).



KT President Nam Joong-soo (second from right) and President Kato (left)

In his meetings with Korean executives, President Kato exchanged opinions with them concerning the Japanese and Korean political and economic situations, the shape of the partnerships between Sumitomo and its counterparts, and business investment matters. He also expressed his hope that the Korean companies would make good use of Sumitomo's capabilities in such areas as information and marketing and that the two sides would do business by tapping each other's strengths, noting that our company wants to develop its ties with them from "point-to-point" intersections to broader "plane-to-plane" contacts. Most of the Korean executives he spoke with expressed hopes for business through Sumitomo's global network. Korean companies have competitive strengths in advanced technology, along with talented human resources, and Sumitomo looks forward to expanding its business dealings with them in a variety of fields.

President Kato also met with employees at Sumitomo Corporation Korea. In his remarks to them, he stressed the importance of heartfelt communication and teamwork and the need to place top priority on legal and regulatory compliance. He demonstrated his own commitment to good communication by carefully answering each of the questions posed by employees with reference to his own experiences.

—Global Strategy and Research Dept., Sumitomo Shoji Research Institute, Inc.

Chairman Oka Holds Open Dialogue with GE Chairman Immelt

On May 19, Chairman Motoyuki Oka took part in a one-on-one dialogue with GE Chairman and CEO Jeffrey Immelt for one hour in front of an audience of about a thousand people at a hotel in Tokyo. This session was the highlight of a forum on "Management to Overcome Adversity" organized by Nikkei BP, a leading Japanese business publisher, to mark the launch of a new magazine. The theme of the dialogue was "Hundreds Years of Innovation: Aiming for Sustainable Growth." Chairman Immelt designated Chairman Oka to be his dialogue partner. Mr. Oka sat on the stage with Yoshiya Sato, editor in chief of the weekly *Nikkei Business*, who moderated the session; Mr. Immelt participated live by satellite from the United States.

In the dialogue between the two executives it was made clear that both companies shared common values, such as holding firm to management principles, dealing with change, contributing to society through business activities, and emphasizing the development of human resources. The moderator observed that these common values serve as the basis for companies to achieve sustained growth over hundred-year spans even amid uncertain business conditions. Mr. Oka explained his own philosophy by citing a number of specific examples of SC activities, including steel service centers, cable TV, solar power, industrial parks, and the Ambatovy Nickel and Cobalt Project. Mr. Immelt explained GE's business portfolio and environmental strategies, and as he did so, he also expressed his trust in Sumitomo's business ethics and satisfaction with the partnership between the two companies.

Portions of the dialogue have been made available online via Nikkei BP's website and published in the summer issue of *Nikkei Business Management*.

—Corporate Planning & Coordination Dept.



Chairman Oka (right) participates in the May 19 dialogue.


アメリカ

Chairman Oka (photos: IHphoto/Nikkei Business)

Chairman Oka Meets with Madagascar President Ravalomanana

On May 29 Chairman Motoyuki Oka, General Manager Iwao Okamoto of the Mineral Resources & Energy Business Unit, and other Sumitomo personnel attended a private breakfast meeting with President Marc Ravalomanana of the Republic of Madagascar. President Ravalomanana was visiting Japan as a state guest from May 27 to 31 in order to attend the Fourth Tokyo International Conference on African Development. During his stay, the president also held talks with Prime Minister Yasuo Fukuda and Minister of Economy, Trade, and Industry Akira Amari. It was the third time for President Ravalomanana to visit Japan as the head of state of Madagascar, following previous visits in September 2003 and May 2005.

At the breakfast meeting, as well as offering an explanation of the state of progress of the Ambatovy Nickel and Cobalt Project, which Sumitomo is promoting in Madagascar, the Sumitomo side also introduced a vocational training program being promoted by the project, called the Local Resource Development Initiative, and a planned technical training center. The present state of Sumitomo's book-donation campaign in Madagascar, which the company is undertaking as part of its corporate social responsibility activities, was also explained. In addition, Sumitomo proposed the establishment of a special working group consisting of representatives from the government of Madagascar and from the Japanese, Canadian, and South Korean companies participating in the Ambatovy project to draft policies for Madagascar's development. President Ravalomanana and the other participants agreed to start concrete discussions on this proposal.

—Ambatovy Project Dept.



Chairman Oka (left) and President Ravalomanana

Opening Ceremony for Uranium Mine in Kazakhstan

In January 2006 Sumitomo Corporation, together with Kazatomprom, a state-owned nuclear energy company in Kazakhstan, and Japan's Kansai Electric Power Co., established a joint venture to develop the West Mynkuduk uranium mine in Kazakhstan. It is the first joint undertaking in Kazakhstan with capital from Japanese companies. Sumitomo has a 25% share in the enterprise, which is called Appak LLP. Construction work began at the site of the mine in July 2006 and is now in its final stage. The recovery of in-situ uranium solution commenced in April 2008.

In early June this year, an opening ceremony for the mine was held with the participation of 100 people, including government officials and others from the two countries, as well as many media representatives. At the ceremony, Kazatomprom President Mukhtar Dzhakishev and Sumitomo Executive Officer Toru Furihata, general manager of the Mineral Resources Division No. 2, who was representing the Japanese shareholders in Appak, delivered speeches stressing that this first joint project had further solidified the mutually beneficial relations between Japan and Kazakhstan. The speeches were followed by a tape-cutting ceremony.

On the following day a press conference and commemorative dinner party were held in Almaty, a major commercial center in Kazakhstan, with participants from both countries joining in celebrating this major milestone.

—Nuclear Energy Dept.


Церемония открытия

Representatives from the Japanese and Kazakh sides attend a press conference to announce the opening of the uranium mine.

President Kato Travels to Britain and Russia

From June 1 to 7, President and CEO Susumu Kato traveled to Britain and Russia.

In Britain, President Kato took part in regular investor relations meetings, striving to deepen investors' understanding of Sumitomo Corporation by explaining about our results for fiscal 2007 and our progress in implementing the GG Plan (our current two-year management plan) and by answering questions they raised.

In Russia, President Kato visited St. Petersburg and Moscow, where he had discussions with some of Sumitomo's business counterparts and paid courtesy calls on the Japanese consul general and ambassador, respectively. In a visit to Power Machines, Russia's biggest manufacturer of electric power generation equipment, he met General Director Igor Kostin and discussed the future of the two companies' cooperation; he also inspected a turbine manufacturing plant. We have established a unique cooperative arrangement under which Sumitomo is supplying turbines from Power Machines combined with generators from Japan's Mitsubishi Electric for a hydroelectric power generation project in Vietnam. Sumitomo intends to develop these ties in a multifaceted manner henceforth.

In Moscow, President Kato had a lively exchange of opinions with Alexei Mordashov, president of Severstal, one of Russia's leading business groups. Sumitomo is looking for ways to develop cooperative relations with Severstal across a broad range. Among the areas under consideration are cooperation by Sumitomo in the modernization and rationalization of Severstal's steelmaking facilities and possible joint acquisition of mining rights in various places around the world.

—Global Strategy and Research Dept., Sumitomo Shoji Research Institute, Inc.



Severstal President Mordashov (third from right) and President Kato (third from left)

Launch of Cross-Media Retailing Partnership

April 2008 saw Sumitomo Corporation ink a three-way business alliance agreement with Xavel, Inc., and Fashionwalker, Inc., a Xavel subsidiary in which Sumitomo simultaneously acquired a stake.

As planners and organizers of events that draw some 60,000 visitors a year, such as the "Tokyo Girls Collection," and also the publishers of e-mail newsletters boasting 7.2 million subscribers, Xavel and Fashionwalker have outstanding strength and experience in producing media resources and drawing customers, and they are expanding their operations focusing on online marketing (targeting both computer users and mobile phone subscribers) mainly of fashion and beauty items to women in their twenties and thirties.

Sumitomo's primary aim in this three-way alliance is to further boost the operations of its subsidiary Jupiter Shop Channel Co., Japan's largest television shopping company. The synergies generated by combining the women in their forties and fifties that are the Jupiter Shop Channel's forte with the Xavel Group's younger demographic, together with the enhancement of strategic cross-media sales through TV and Internet media, real-world events, and a nationwide distribution network, will, it is hoped, translate into raised media value and a broader customer base.

Other planned activities include joint development of merchandise with the involvement of affiliated fashion and beauty retailers, joint approaches to online marketing, and collaboration in areas like media, systems, and logistics.

—Fashion & Brand Business Dept.



©Xavel, Inc.

©Tokyo Girls Collection 2008 S/S


Business Scope

Nara Camicie Ltd.

This importer and retailer of fashionable shirts and blouses is making a fresh start and will launch a new label this autumn.

Nara Camicie Ltd., is the importer, planner, and distributor behind the Nara Camicie Italian shirt and blouse label and the Renato Nucci French ladies' wear label in Japan.

The flagship Nara Camicie shop opened in 1989 as Japan's first retailer specializing solely in shirts and blouses. Now operating 53 stores across the country, it has gained wide popularity for its concept of putting shirts and blouses, once just accessories to suits, at the heart of style.

In September 2007 Sumitomo Corporation acquired all the shares in the company from the founder's family, along with the right to use the Nara Camicie trademark in Japan and exclusive Japanese import and distribution rights. Under the new ownership, Nara Camicie adopted a growth strategy for the future involving moves to renew the image of the Nara Camicie label in order to further expand market share and launched a second line with the aim of drawing in new customers.

This second line—Rosa by Nara Camicie, or "Rosa" for short—was launched this autumn.

Second Line Targeting a New Customer Demographic

Devoted to shirts and blouses like the existing Nara Camicie line, the Rosa label offers the same firm commitment to high-quality materials and refined image in a more casual and affordable form.

Whereas the first line consists of imports from Europe, Rosa is being developed and designed in Japan and made mostly in China, making it possible to approximately halve the median price of a shirt to around ¥8,000–¥9,000. Japanese-led production utilizing the manufacturing infrastructure of Sumitex International Co., Ltd., a member of the Sumitomo Corporation Group, will in addition dramatically reduce product lead times and enable the company to move swiftly in response to unique developments in the Japanese market and trends in store marketing.


Rosa shirt, ¥8,295


Rosa tunic ¥9,345


Rosa by CAMICIE
Rosa logo with a rose motif

Unlike boutiques selling the first line, which are located primarily in department stores, stores offering the Rosa label are being located mainly in fashion complexes and train station retail complexes in order to appeal to a broad, younger demographic of customers in their twenties and thirties, whose sense of fashion and lifestyles differ from the first line's demographic.

The company will open around 10 Rosa stores by this autumn and is aiming for sales of some ¥400 million in the current business year ending March 2009. By the third year it hopes to reach ¥3 billion in annual sales.

Aiming for Further Growth

Looking ahead, the company will seek to expand sales through multiple channels by making maximum use of the Sumitomo Corporation Group's resources and aggressively developing new outlets, such as the TV and online shopping markets.

This year marks a milestone for Nara Camicie as it celebrates the twentieth anniversary of the Italian label's debut in Japan. The company is taking this as the occasion for making a new start. In addition to the launch of the second line, Nara Camicie will be presenting a fresh expression of its message through magazine advertising, propagation of the label's image via the Internet, and twentieth-anniversary events at department stores.


Rosa shop in Sakae Chika, Nagoya

COMPANY PROFILE

Name: Nara Camicie Ltd.
President: Masashi Miyauchi
Address: 3-17-14 Minami Aoyama, Minato-ku, Tokyo 107-0062
Capital stock: ¥68.72 million
Founded: January 13, 1977
Employees: 340
Business: Import, planning, and distribution of the Nara Camicie Italian ladies' shirt and blouse label and the Renato Nucci French luxury ladies' wear label in Japan

HOMETOWN HIGHLIGHTS

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

Ipoh—City of Many Names

KUALA LUMPUR

Susan Lai



Traveling to Malaysia? Forget Kuala Lumpur or Penang for a while. Go to Ipoh instead!

Ipoh celebrated its twentieth anniversary of its status as a city on May 27 this year. It is the capital of Perak, the second-largest state in peninsular Malaysia. The name of the city derives from *pokok ipoh*, or "ipoh tree," which was originally common in this area. The local Chinese have their own name for the city, calling it "Paloh."



Ipoh Old Town White Coffee

Bean sprout chicken

Almost half of Perak is covered by tropical rainforests and mangrove forests. Driving north from Kuala Lumpur to Ipoh, which takes about two hours, one will enjoy the natural environment along the highway. One can also enjoy the various caves, "Gua Tempurung" (Shell Cave), "Sam Poh Tong" (Sam Poh Cave), and Perak Cave. Ipoh is surrounded by limestone hills, with waterfalls not to be missed. No wonder it is called the "Hill City."

Ipoh is well known to Malaysians as a place that produces pretty girls with fair complexion—the "Ipoh Girl." Many believe this is due to the water in Ipoh, which is claimed to be the cleanest and clearest in Malaysia.

The food in Ipoh is so famous that people from Kuala Lumpur and Penang will drive here to eat on weekends. Ipoh's bean sprout chicken is a food one must try. The size and tastiness of the bean sprout once again are said to be due to the water. In my opinion, this dish is definitely Ipoh's King of Food. The King of Beverages would be the "Ipoh Old Town White Coffee," and the King of Desserts is "Tau Fu Fah" (soybean milk in solid form). Of course, the list goes on, earning Ipoh the nickname "Food Heaven."

Lastly, "Bougainvillea City" is another nickname of Ipoh. The bougainvillea flower is easily grown here and can be found in many residences. It is in fact the official city flower.

Bankside–A Unique History

LONDON

Graham Holman



If you had been standing at the site of SC's London offices around Christmas 1598, you might have witnessed an unusual sight just across the river. After a long dispute with their landlord, the owners of a theater in east London took the only action they could to save it. They secretly took the building down piece by piece and transported it to be reconstructed on a site on the Southwark side of the Thames, known as Bankside. One of the actor/financiers who made this project possible was William Shakespeare. The Globe was opened for performances in the summer of 1599, joining another three playhouses in the area.

Our own offices were constructed in time to see the resurrection of the Globe in 1997, as well as the continuing development of Bankside, the riverside area that stretches from London Bridge to Blackfriars Bridge. We now also look across to the Tate Modern, an art gallery housed in a 1940s power station, and the streams of tourists and office workers crossing the Millennium Bridge to and from St. Paul's Cathedral.

Bankside received its name as a thirteenth-century embankment on the Thames where goods could land on a solid shore; it also served to protect the park, gardens, and private prison belonging to the Bishop of Winchester. The area was low-lying and subject to flooding. Excess water was utilized, however, and channeled into huge fish ponds of pike and carp, known as "stews." By the time the theatres arrived, the "stews houses" were famous as a long line of brothels and taverns. Their Bankside site was just outside the jurisdiction of the City authorities, who equally disapproved of the playhouses as disreputable places for disreputable people.

Although activities in the area are of a more sedate nature nowadays, we continue to watch from our privileged position across the Thames as another layer of history is added on Bankside.



Misty Thames morning

Bankside from SC's offices



Barrier-Free Film Screened at Local School

Sumitomo Corporation has been addressing the issue of making movies barrier-free since 2004. With the assistance of audio description to explain scenes and landscapes in movies and Japanese-language subtitles of the actors' speech, it is possible for people with visual or hearing impairments, who previously were unable to enjoy movies, to watch popular movies together with their families and friends.

Building a Society Accessible to All

Although the understanding of the general public is most essential for the diffusion of barrier-free movies, the fact is that many people are just not aware of their existence. The number of movies that are made barrier-free at the same time as their first release is no more than four or five a year. For that reason, even when a movie is made barrier-free, even people with visual or hearing impairments often do not know about them.



The barrier-free screening took place in the gymnasium of Tsukishima Daisan Elementary School.

Tsukishima Daisan Elementary School is situated next to the business and retail complex housing Sumitomo's headquarters in Harumi, Chuo-ku, Tokyo. With the aim of encouraging children at the school to think about a society that is accessible to all, Sumitomo presented a pre-release screening of the barrier-free version of *The Witch of The West Is Dead* in the school's gymnasium. Held thanks to the understanding and agreement of school staff and members of the parent-teacher association and implemented as part of the school's period of integrated study, the event was attended not only by children but also by many parents and people with visual or hearing impairments from the community. It was a valuable opportunity for the participants to learn something important while thoroughly enjoying the occasion.

After watching a movie with audio description and Japanese-language subtitles for the first time and experiencing the joy of sharing their feelings about the movie with people with visual and hearing disabilities, the children offered their reactions. "Thanks to the audio description," one said, "I could fully understand the detailed movements," while another child commented, "At first the audio description seemed to get in the way, but when I got used to it, actually I found it useful for me as well." In addition, thanks to the cooperation of the distributor, Asmik Ace Entertainment Inc., after the screening the audience was given a further treat with the appearance of lead actress Sachi Parker and Aoi Teshima, who sings the theme song for the movie.



Sachi Parker (left) and Aoi Teshima

Barrier-Free Website, Too

Efforts were also made for the first time to provide a barrier-free website for the movie. Using screen reader software, people with visual impairments can get information about a movie from the Internet. However, because the websites for films often have lots of moving images, the screen reader software sometimes cannot cope.

Therefore, in the case of *The Witch of The West Is Dead*, a simple page was designed so that visually impaired people can easily gain access using the screen reader software. The online site has proved popular among not only the visually impaired but also the elderly and other users.

There is a tendency to think of barrier-free movies as being useful only for the disabled, but actually they are very convenient for others as well. The audio description helps all viewers to notice things that they might have overlooked, and the subtitles enable them to check speech that might be hard to hear. Experience a barrier-free movie and see for yourself!

—Philanthropy Team
Corporate Communications Dept.



Masakatsu Arai
PTA Chairman
Tsukishima Daisan Elementary School

In our PTA, we are always thinking about how to make the children happy and how to create moving experiences for them, but of course there is a limit to what we can do by ourselves. It is extremely significant that this project, which was realized through a confluence of our feelings and the wonderful concept of a locally headquartered company, was prominently reported nationwide. Our children, who are the treasure of our society, should be raised through collaboration among the school, parents, the community, and local companies. I am proud that we have created this sort of environment and offered a fine model for the future.

Los Angeles

A History of Diversity and Ongoing Growth

The history of Los Angeles is said to have begun in 1771, when Franciscan friar Junipero Serra built a mission in the area. Ten years later 44 settlers, comprising 11 families and a diverse range of ethnic groups, including Spaniards, native Americans, and Africans, founded a community here. Through the discovery of gold mines and subsequent Gold Rush in the middle of the nineteenth century, an oil field boom in the late nineteenth century, and the development of the movie industry in the twentieth century, symbolized by the birth of the movie capital of Hollywood, Los Angeles eventually grew into the second-largest city in the United States. It is also said to be the birthplace of fusion cuisine. Inheriting this cosmopolitan background, today's Los Angeles continues to attract people of various nationalities, ethnic groups, and faiths and to further change and develop.

The Santa Monica coast

The Patriotism of Japanese Americans

Though it is less than a year since I took up my post here in Los Angeles, I have had a number of opportunities to witness the strong spirit of patriotism among the American people. Speeches of the presidential candidates often appeal to patriotic sentiments, and in the popular TV program *American Idol*, "God Bless the USA!" won plaudits as the smartest song choice of the season.

Twenty years ago, President Ronald Reagan signed the Civil Liberties Act, which symbolized the US government's apology for the mistreatment of Japanese Americans during World War II. I was privileged to attend an event commemorating the anniversary of this historic event attended by nisei and sansei (second- and third-generation Japanese Americans), who spoke proudly about being Americans. Although at first it seemed a little strange, since on the outside they seemed no different from the Japanese, the event helped me relate to their spirit of patriotism and also witness the openness of America in welcoming diversity. Although racial discrimination is still a major problem in the United States, the sight of individuals living proudly as Americans regardless of their ancestry or family lineage is one full of positive energy. With the support of such people, even at times of economic struggle, it has made me believe that the United States will continue to reign as the world's superpower.

Christmas party at the Los Angeles office (the writer is far left in the front row)



Sumitomo Corporation of America Los Angeles Office

The Sumitomo Corporation of America Los Angeles Office is situated in downtown Los Angeles, a business district that is also known for being the location for many motion pictures and TV shows. (Whenever there is a filming crew set up along the street, I can't help but stop and peek in hopes of spotting a celebrity.) Our staff consists of a total of 22 persons, including General Manager Ken Kageyama. People in a variety of business lines, including aerospace, metal, electronics, and power, work busily alongside each other. Although the warm and sunny climate of Los Angeles tempts you to slip into low gear at work, we are diligently tackling business opportunities with the aim of further enhancing Sumitomo's presence in the United States.

—Yuka Mukaibo
Perennial Power Holdings, Inc.


END